FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, February 5, 2004, Series 2004-1

333-104020-06

Name of Person Filing the Document
(If Other than the Registrant)



04007807




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 5, 2004

OPTION ONE MORTGAGE ACCEPTANCE
CORPORATION

By: _____

Name: David S. Wells

Title: Assistant Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 5, 2004

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: /s/ David S. Wells
Name: David S. Wells
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Count 3627
Group I 373,072,097.05
Group II 223,843,258.20
Total 596,915,355.25 596,915,355.25

OOMAC 2004-1 Initial Delivery

loan number	cut number	documentation	risk grade	property type	occupancy	loan group	loan amount	loan purpose	scheduled balance	first pay dt	mat dt	current rate	interest margin	current P&I amt	escrow balance	amortization term	original term	number units	original initial	first rate adj dt	next pmt due date	first rate adj cap	periodic cap	rate ceiling	rate floor	original P&I amt	orig margin	product scale	note date	late charge	sales price	review appraisal amt	submitted appraisal amt	ltv at origination	second combined ltv	g30 actual balance

un number	cp number	documentation	risk grade	property type	occupancy	loan purpose	loan group	loan amount	1031 Scheduled Balance	first pay dt	maturity dt	current int rate	current margin	current p and i	original amort term	amortization term	escrow balance	number units	original intrate	first rate adj date	next pmt chg date	first rate adj cap	periodic cap	rate ceiling cap	rate floor	original p and i	property state	note date	late charge	sales price	review appraisal amt	Submitted appraisal amt	ltv at origination	second ltv	combined ltv	9/30 actual balance

loan number · documentation · risk grade · property type · occupancy · loan purpose · group · loan amount · (u) scheduled balance · first pay dt · maturity dt · current int rate · current p and i · margin · current int rate margin · original amortization term · amortization term · number units · original int rate · first rate chg date · next pmt chg date · first rate adj cap · periodic rate cap · rate ceiling · rate floor · rate adj dt · original p and i · escrow balance · escrow · note date · late charge · sales price · review appraisal amt · submitted appraisal amt · ltv at origination · second ltv · combined ltv · gross actual balance

| loan number | cc number | documentation | risk grade | property type | occupancy | loan purpose | group | loan amount | scheduled balance | first pay dt | maturity dt | current int rate | margin | current P and I | original P and I | original amortization term | amortization term | escrow balance | number of units | original initrate | first rate adj dt | next pmt chg date | first rate adj cap | periodic cap | rate floor | rate ceiling | original interest rate | original P and I | property state | note date | rate change | sales price | review appraisal amt | submitted appraisal amt | ltv at origination | second combined ltv | 930 actual combined ltv | 930 actual balance |

loan number · document type · risk grade · property type · occupancy · loan purpose · group · loan amount · 10/1 scheduled balance · first day of maturity · current · current int rate · margin · current p and i · escrow balance · amortization term · number units · original intrate · first rate adj dt · next pmt chg date · first rate adj cap · periodic cap · rate ceiling · current int rate floor · rate margin · original p and i · state · rate · note date · rate change · sales price · review appraisal amt · submitted appraisal amt · fico at origination · first vs second lien · combined ltv · 9/30 actual balance

loan number	cra number	documentation	risk grade	property type	occupancy	loan purpose	group	loan amount	(orig) Scheduled Balance	first pay dt	current dt maturity	current init rate margin	current p and i	original p and i	original term	amortization term	escrow balance	number units	original initiation	first rate adj dt	next pmt chg date	first rate peg cap	periodic cap	rate ceiling	rate floor	original p and i	property state	note date	late charge	sales price	review appraisal amt	submitted appraisal amt	ltv at origination	second ltv	combined ltv	actual balance

Mortgage loan data table (columns, left to right): loan number / cm number, documentation, risk grade, property type, occupancy, loan purpose, group, loan amount, 10/1 scheduled balance, first pay dt, maturity dt, current int rate, margin, current p and i, original amortization term, amortization term, escrow balance, number units, original initiate, first rate adj dt, next pmt chg date, first rate adj cap, periodic cap, rate ceiling, original floor, original property amount, property state, note date, rate chg, sales price, review appraisal amt, submitted appraisal amt, ltv at origination, second combined ltv, second combined ltv, 9/30 actual balance.

loan number	op number	documentation	risk grade	property type	occupancy	loan purpose	gross coupon	loan amount	scheduled balance	first pay dt	maturity dt	current int rate	margin	current p and i	escrow balance	number units	original term	amortization term	original first int rate initial	first rate adj dt	next pmt chg date	next rate adjust date	original bal and i	rate floor	rate ceiling	periodic rate cap	first rate adj cap	note date	property state	rate change	sales price	review appraisal amt	submitted appraisal amt	ltv at origination	second ltv	combined ltv	7/03 actual balance

loan number	co number	documentation	risk grade	property type	occupancy	loan purpose	group	loan amount	Scheduled Balance	first pay dt	maturity dt	current int date	margin	current p andi	escrow balance	amortization term	term	number units	original initrate	first rate adj dt	next pmt beg date	first rate adj cap	periodic cap	rate ceiling	rate floor	original p andi	property p and its state	note date	rate change	sales price	review appraisal amt	submitted appraisal amt	ltv at origination	second ltv	combined ltv	9/30 actual balance
091022000	0012260723	STD		SFR	OO	PUR	1025	97600	97600	01-Feb-04	01-Jan-34	4.99	3.45	$523.34	0	360	360	1	4.99	01-Jan-06	01-Feb-06	3	1	10.99	4.99	523.34	IL	05-Dec-03	5	122000	125000	125000	80	0	100	97600
391005671	0012499729	STD	A	SFR	OO	PUR	1	63920	63920	01-Feb-04	01-Jan-34	9.75	0	$549.17	0	360	360	1	9.75			0	0	0	9.75	549.17	GA	30-Dec-03	5	79900	79900	82000	80	0	100	63920
321016913	0012478210	STD		SFR	OO	PUR	1	110400	110400	01-Feb-04	01-Jan-34	9	0	$888.30	443.79	360	360	1	9			0	0	0	9	888.3	CO	24-Dec-03	5	130000	130000	145000	80	0	100	110400
371011503	0012350328	STD		SFR	OO	PUR	1025	60000	60000	01-Feb-04	01-Jan-34	8.375	0	$459.04	0	360	360	1	8.375			0	0	0	8.375	456.04	FL	04-Dec-03	5	75000	75000	75000	80	0	100	60000
131024630	0012363883	STD		SFR	OO	PUR	1025	135000	135000	01-Feb-04	01-Jan-34	7.95	0	$985.88	0	360	360	1	7.95			0	0	0	7.95	985.88	OH	08-Dec-03	6	135000	135000	135000	100	0	100	135000
191016121	0012438206	STD	AA+	SFR	OO	PUR	1	132800	132800	01-Feb-04	01-Jan-34	7.75	0	$951.40	0	360	360	1	7.75			0	0	0	7.75	951.4	OR	19-Dec-03	5	166000	168000	168000	80	0	100	132800
131025128	0012499869	STD		SFR	OO	PUR	1	69600	69600	01-Feb-04	01-Jan-34	7.5	0	$486.65	390.39	360	360	1	7.5			0	0	0	7.5	486.65	KY	30-Dec-03	6	87000	90000	90000	80	0	100	69600
611007074	0012434247	STD		SFR	OO	PUR	1	232000	232000	01-Feb-04	01-Jan-34	7.5	0	$1,622.18	663.33	360	360	1	7.5			0	0	0	7.5	1622.18	NY	18-Dec-03	2	290000	290000	290000	80	0	100	232000
371017713	0012443354	STD		SFR	OO	PUR	1	132800	132800	01-Feb-04	01-Jan-34	7.35	0	$914.95	875.66	360	360	1	7.35			0	0	0	7.35	914.95	FL	22-Dec-03	6	166000	169000	169000	80	0	100	132800
371017435	0012560665	STD		SFR	OO	PUR	1025	107920	107920	01-Feb-04	01-Jan-34	7.25	0	$739.20	972.81	360	360	1	7.25			0	0	0	7.25	738.2	FL	08-Dec-03	6	134900	135000	135000	80	0	100	107920
141035610	0012441911	STD		SFR	OO	PUR	1	103200	103200	01-Feb-04	01-Jan-34	7.05	0	$690.08	629.72	360	360	2	7.05			0	0	0	7.05	690.06	NY	22-Dec-03	2	129000	131000	131000	80	0	100	103200
381010377	0012447538	STD		U24	OO	PUR	1	117200	117200	01-Feb-04	01-Jan-34	7	0	$779.73	0	360	360	2	7			0	0	0	7	779.73	VT	19-Dec-03	6	146500	150000	150000	80	0	100	117200
141035437	0012316568	STD		SFR	OO	PUR	1025	152800	152800	01-Feb-04	01-Jan-34	6.7	0	$985.98	1020.35	360	360	1	6.7			0	0	0	6.7	985.98	CT	01-Dec-03	6	191000	191000	191000	80	0	100	152800
001010495	0012406930	STD		U24	OO	CO	1	98400	98400	01-Feb-04	01-Jan-24	6.55	0	$738.54	439.25	240	240	2	6.55			0	0	0	6.55	736.54	MA	19-Dec-03	3	123000	123000	123000	80	0	100	98400
021053450	0012447728	STD		SFR	OO	PUR	1	102400	102400	01-Feb-04	01-Jan-34	6.5	0	$647.24	800.04	360	360	1	6.5			0	0	0	6.5	847.24	CA	26-Dec-03	6	128000	128000	128000	80	0	100	102400

loan number	9/30 next payment due date	sch pd to date	prepay months	penalty type	assumable	lease option	income	liabilities	dti %	type def	alt originate	purchase or	program number	program type	program detail	lien position	FW fico score	OMC score	funds wired on	2nd lien amount	amort	mortgage credit only	loan id	transaction type	pricing type	pts thru	warehouse id	warehouse line	actual (remaining term) as of 9/30/03	ARM index code	Rate adj frequency	Pymt adj frequency	ARM conv option	Group
09102000	01-Feb-04	01-Jan-04	0	None	Y	0	4165	728	17.43	D	1	1	801	ARM	2 Yr Fixed / Adj / 30	1	1792	608	05-Dec-03	0.0	0.0	0	516239	Wholesale	03	2.400614754	C01	Citigroup (Dry Funding)	360	6 mo Libx	6 months	6 months	N	Group1
39105671	01-Feb-04	01-Jan-04	0	None	Y	0	1856	732.22	38.82	D	1		401	FXD	30 Yr Fixed	1	1248	584	30-Dec-03	0.0	0.0	0	52547	Wholesale	02	4.912390488	C01	Citigroup (Dry Funding)	360					Group1
32101613	01-Feb-04	01-Jan-04	36	Standard	Y	0	3217.84	1407.64	43.74	D	1		401	FXD	30 Yr Fixed	1	1768	583	24-Dec-03	0.0	0.0	0	52314	Wholesale	03	3.15942029	C01	Citigroup (Dry Funding)	360					Group1
37101750	01-Feb-04	01-Jan-04	36	Standard	Y	0	3596.67	1630.53	45.33	D	1		401	FXD	30 Yr Fixed	1	1000	625	04-Dec-03	0.0	0.0	0	516025	Wholesale	02	2.525	C01	Citigroup (Dry Funding)	360					Group1
13102483	01-Feb-04	01-Jan-04	36	1% of UPB	Y	0	5057.9	2162.42	42.75	D	1		491	FXD	30 Yr Fixed	1	2840	758	19-Dec-03	0.0	0.0	0	517119	Wholesale	03	0.481481481	C01	Citigroup (Dry Funding)	360					Group1
19101612	01-Feb-04	01-Jan-04	36	Standard	Y	0	7301.11	2168.66	29.68	D	1		401	FXD	30 Yr Fixed	1	868	628	30-Dec-03	0.0	0.0	0	521707	Wholesale	03	1.903722892	C01	Citigroup (Dry Funding)	360					Group1
13102512	01-Feb-04	01-Jan-04	36	Standard	Y	0	2422.56	1006.13	41.53	D	1		401	FXD	30 Yr Fixed	1	1327	650	18-Dec-03	0.0	0.0	0	52452	Wholesale	03	4.821833908	C01	Citigroup (Dry Funding)	360					Group1
61100707	01-Feb-04	01-Jan-04	12	Standard	Y	0	7878.8	2878.07	36.53	D	1		401	FXD	30 Yr Fixed	1	960	632	22-Dec-03	0.0	0.0	0	529234	Wholesale	03	1.389706897	C01	Citigroup (Dry Funding)	360					Group1
37101771	01-Feb-04	01-Jan-04	36	Standard	Y	0	7741.54	3452.88	44.60	D	1		401	FXD	30 Yr Fixed	1	2390	612	08-Dec-03	0.0	0.0	0	521969	Wholesale	03	0.745481928	C01	Citigroup (Dry Funding)	360					Group1
14105501	01-Feb-04	01-Jan-04	12	Standard	Y	0	3647	1568.74	43.01	D	1		401	FXD	30 Yr Fixed	1	1432	714	22-Dec-03	0.0	0.0	0	517017	Wholesale	03	2.160359396	C01	Citigroup (Dry Funding)	360					Group1
38101037	01-Feb-04	01-Jan-04	0	None	Y	0	6209	2743.86	44.19	D	1		401	FXD	30 Yr Fixed	1	1766	644	19-Dec-03	0.0	0.0	0	522986	Wholesale	03	3.067742248	C01	Citigroup (Dry Funding)	360					Group1
14105543	01-Feb-04	01-Jan-04	36	5% of UPB	Y	0	3966.11	1735.64	43.76	D	1		401	FXD	30 Yr Fixed	1	1889	669	01-Oct-03	0.0	0.0	0	521997	Wholesale	03	1.82337884	C01	Citigroup (Dry Funding)	360					Group1
38101049	01-Feb-04	01-Jan-04	36	3 mo int on 80%	Y	0	5798.39	1397	24.10	D	1		404	FXD	20 Yr Fixed	1	2043	627	19-Dec-03	0.0	0.0	0	515073	Wholesale	03	2.958769634	C01	Citigroup (Dry Funding)	240					Group1
02105345	01-Feb-04	01-Jan-04	36	Standard	Y	0	3088.19	1344.81	43.55	D	1		401	FXD	30 Yr Fixed	1	1222	666	24-Dec-03	0.0	0.0	0	521993	Wholesale	03	4.058943089	C01	Citigroup (Dry Funding)	360					Group1
	01-Jan-04		36	Standard	Y	0	4085	1816.93	44.48	D	1		401		30 Yr Fixed	1		654					524131	Wholesale	03	2.790039063			360					